PUBLIC



20004344

SECUR   ION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2019**   AND ENDING   **DECEMBER 31, 2019**
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: WHARTON MIDMARKET SECURITIES INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICAL USE ONLY
FIRM ID. NO.

27 BROOK ROAD
(No. and Street)

WOODBRIDGE   **CT**   **06525**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL HARRIGAN   **203-606-9696**
                                        (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS   EB

OATH OR AFFIRMATION

I, <u>PAUL HARRIGAN</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or <u>WHARTON MIDMARKET SECURITIES INC.</u> , as of <u>DECEMBER 31, 2019</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>*Paul D. Harrigan II*</u>
Signature

<u>PRESIDENT</u>
Title

Public Notary 11-30 -23
COMM Exp

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	Certified Public Accountants	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder's
of Wharton MidMarket Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wharton MidMarket Securities Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wharton MidMarket Securities Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wharton MidMarket Securities Inc.'s management. Our responsibility is to express an opinion on Wharton MidMarket Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wharton MidMarket Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Wharton MidMarket Securities Inc.'s auditor since 2015.

Maitland, Florida

February 4, 2020

Wharton MidMarket Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Current assets

Cash	$	7,346
Clearing Deposit		25,000
Total Current Assets		32,346

Total Assets	$	32,346

Liabilities and Shareholder's Equity

Current Liabilities

Accounts Payable (related party)		15,749
Accounts Payable	$	4,190
Total Liabilities		19,939

Shareholder's Equity

Common Stock – no par value 20,000 shares authorized, 100 shares issued and outstanding	35,000
Additional Paid In Capital	170,351
Retained Earnings (Deficit)	(192,944)
Total Equity	12,406

Total Liabilities and Shareholder's Equity	$	32,345

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Wharton MidMarket Securities, Inc. ("the Company") is registered as a broker and dealer. It is a Connecticut corporation organized on March 8, 2013. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company emphasizes mergers and acquisitions, and consulting on mergers and acquisitions. The company was approved in 2016 for retail business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a sub chapter S corporation and is treated as such for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the shareholders of the company, and not taxed at the company level. Therefore, no provision of liability for federal or state income taxes are required in these financial statements. The Company accounts for potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's tax returns from 2016, 2017 and 2018 remain open and are subject to regulatory examination.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the accrual method for tax accounting purposes.

Cash and Cash Equivalents

For the purpose of reporting statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal penalties and restrictions, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balance in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of these limits. The Company had no uninsured cash balances December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

<u>Significant Judgments</u>

Revenue for contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required whether performance obligations are satisfied at a point in time or over time how to allocate transaction prices where multiple multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; whether constraints on variable consideration should be applied due to uncertain future events.

<u>M&A Advisory Fees</u>

The Company provides merger and acquisition advisory services. Revenue from advisory arangements is generally recognized at the point in time that performance under the arrangement is completed (the closing of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under s specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected a contract liabilities. At December 31, 2019 all amounts were immaterial.

Depreciation

The Company uses MACRS depreciation and follows Section 179 rules for expensing capital assets for both book and tax purposes. Depreciation expense was $0 for the year ended December 31, 2019.

NOTE 3 -401K

Wharton MidMarket Securities Inc. (WMMS) offers employees participation in a 401k retirement plan. WMMS contributions to the 401k plan are voluntary and can be stopped at any time without obligation. In 2019 WMMS contributed $37,000 to the Company's 401k plan as the company's voluntary contribution for tax years 2019.

NOTE 4 – RELATED PARTIES

Wharton MidMarket Securities Inc (WMMS) is owned by its President Paul Harrigan. Mr. Harrigan also is the sole owner of Wharton MidMarket Advisors LLC (WMMA). For the year ending December 31, 2019, the Company paid 3,600,000 in management services pursuant to a verbal agreement. The Company also paid its owner rent, insurance and utilities for use of space of $35,138. WMMS from time to time will reimburse Mr. Harrigan and WMMA for expenses. At December 31, 2019, the Company owes $15,749 to Mr. Harrigan, which is included for utilities, insurance and other reimbursable items in payables.

NOTE 5 – RAYMOND JAMES RESERVE ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James and Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2019 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

NOTE 6 - CONCENTRATIONS

Cash

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts.

Customers

For the period January 1, 2019 through December 31, 2019 the Company's revenue came from one customer.

NOTE 7 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 which requires the maintenance of minimum net capital balance and requires that the Company's aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31 2018 the Company's net capital was $12,407 compared to $5,000 required. The Company's aggregate indebtedness to net capital was 1.61 to 1.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 4, 2020 which is the date the financial statements were available to be issued.